KINDER MORGAN ENERGY PARTNERS, L.P. AND SUBSIDIARIES

EXHIBIT 12 – STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars In Millions Except Ratio Amounts)

	Nine Months Ended	Nine Months Ended
	September 30, 2007	September 30, 2006
Earnings:
Pre-tax income from continuing operations before adjustment for minority interest and equity earnings (including amortization of excess cost of equity investments) per statements of income	$269.6	$704.9
Add:
Fixed charges Services	328.7	286.4
Amortization of capitalized interest	1.0	1.0
Distributed income of equity investees	86.3	54.7
Less:
Interest capitalized from continuing operations	(21.8)	(16.2)
Minority interest in pre-tax income of subsidiaries with no fixed charges	(0.4)	(0.4)
Income as adjusted	$663.4	$1,030.4

Fixed charges:
Interest and debt expense, net per statements of income (includes amortization of debt discount, premium, and debt issuance costs; excludes capitalized interest)	$316.2	$272.7
Add:
Portion of rents representative of the interest factor Services	12.5	13.7
Fixed charges	$328.7	$286.4

Ratio of earnings to fixed charges	2.02	3.60